UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ASAT Holdings Limited
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

00208B105 (1)
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

* Rule 13d-1(b)

* Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 435763107	13G

1	Name of Reporting Person I.R.S. Identification No. of above Person Olympus Capital Holdings Asia
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 94,582,385
	6	Shared Voting Power 0
	7	Sole Dispositive Power 94,582,385
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 94,582,385
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent of Class Represented by Amount in Row (9) 10.4%(2)
12	Type of Reporting Person OO

1. The Issuer’s ordinary shares are traded on the Nasdaq Capital Market in the form of American depositary shares ("ADS"), each ADS representing 5 ordinary shares. The CUSIP Number is for ADSs only.

2. The Issuer’s total number of outstanding ordinary shares is based on the Issuer’s Form F-1 filed January 27, 2006, and assumes all outstanding preferred shares have been converted and all issued warrants have been exercised.

INTRODUCTION

This statement on Schedule 13G hereby amends the Schedule 13G filed on February 14, 2001 ( the "Original 13G") by Olympus Capital Holdings Asia (the "Reporting Period"), as amended by Amendment No. 1 filed on February 17, 2004, and Amendment No. 2 filed February 14, 2005, with respect to the beneficial ownership of ordinary shares, par value $0.01 (the "Ordinary Shares"), of ASAT Holdings Limited, a company organized under the laws of the Cayman Islands. The Items of the Original 13G, as amended, set forth below are hereby amended and supplemented as follows:

Item 2.

(a)	Name of Person Filing
Supplemental information relating to the identity of the private investment fund managed by Olympus Capital Holdings Asia that has record ownership of the shares of the Company is included in Exhibit 99.1 hereto.

(b)	Address of Principal Business Office or, if none, Residence

(c)	Citizenship

(d)	Title of Class of Securities

(e)	CUSIP Number

Item 4.	Ownership.

(a)	Amount beneficially owned:
94,582,385 ordinary shares

(b)	Percent of class:
10.4

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
94,582,385 ordinary shares

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of
94,582,385 ordinary shares

(iv)	Shared power to dispose or to direct the disposition of

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006

OLYMPUS CAPITAL HOLDINGS ASIA

By:	/s/ Jeffrey E. Glat
Name:	Jeffrey E. Glat
Title:	Chief Financial Officer